Exhibit 3

FURTHER RESOLVED: That Jackson Y. Dott is hereby granted, effective October 3, 1997, subject to approval by a majority of the votes cast on the issue at a meeting of stockholders, an option to purchase 40,000 shares of the Company's Common Stock, $.25 par value, for $2.00 per share (the "Stock Options"). Such option shall be exercisable in whole or in part by written notice to the Company, and shall expire to the extent unexercised, on September 30, 1998.